Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2023 Financial Results

- Total Computing Power Sold Achieved 6.1 Million Thash/s, up 45.2% QoQ -

- Bitcoin Mining Revenues Reached US$15.9 Million, up 43.3% QoQ -

Singapore, August 29, 2023 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended June 30, 2023.

Second Quarter 2023 Operating and Financial Highlights

Total computing power sold was 6.1 million Thash/s, representing an increase of 44.2% from 4.2 million Thash/s in the first quarter of 2023 and an increase of 11.7% from 5.5 million Thash/s in the same period of 2022.

Revenues were US$73.9 million, as compared to US$55.2 million in the first quarter of 2023 and US$245.9 million in the same period of 2022.

Mining revenue was US$15.9 million, representing an increase of 43.3% from US$11.1 million in the first quarter of 2023 and an increase of 105.1% from US$7.8 million in the same period of 2022.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We navigated the challenges in the second quarter of 2023, surpassing our topline guidance to achieve US$73.9 million in revenue. Despite the relatively stagnant bitcoin price in the second quarter, our endeavor to drive sales across various fronts, including major clients, channels, and retail, yielded encouraging results. This effort propelled our total computing power sold to a remarkable 6.1EH/s, up 44% sequentially. Our partnerships with channel clients proved fruitful, while our online retail store continued to capture new clientele from diverse geographical regions. Our mining revenue further set a new historic high in the second quarter of 2023. Recently, we have expanded into new mining projects in Africa and South America.”

“Admittedly, we are still facing a market that has yet to recover with soft purchasing power on the demand front, generating continued pressure on our sales. Recently, we also encountered adverse impacts from regional regulatory changes and a particular partner’s breach of agreement in respect of our mining operations. However, our unwavering faith in bitcoin’s potential remains steadfast. We will intensify our sales efforts to secure a more significant market share, enhance our product offerings to achieve peak performance, and propel our mining operations to accumulate valuable bitcoin assets. All of these efforts are geared towards strengthening our presence and generating value for our shareholders in the long run.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “In the second quarter of 2023, we observed improvement in both our sales and mining activities, which contributed to our better-than-expected revenue performance. Despite a decrease in average selling price, our product sales grew by 31.3% quarter over quarter, driven by increases in total computing power sold. This reflects our efforts to solidify our market share, destock inventory, and promote cash inflows in a fiercely competitive market environment. Besides our sales performance, our mining operations also demonstrated growth, resulting in a notable 115% increase in cryptocurrency assets on our balance sheet compared sequentially, among which 747 bitcoins were owned by the Company. This gain was attributed to improved uptime and enhanced bitcoin rewards during this second quarter. In the second quarter, we recorded a net loss of US$110.7 million, which included inventory write-down, provision for commitment reserve and impairment of property and equipment, totaling US$54.7 million. These non-cash accruals and provisions reflect our consideration of the latest selling price change, regulation changes in Kazakhstan, and the default by the partner at a U.S. project, which did not influence our cash flow.”

“Above all, we recognize the severe emerging challenges that may impede our business operations. These challenges encompass regulatory shifts across countries, counterparty risks within this evolving market, and the broader economic landscape’s unpredictability as well as unforeseen events that may pressure the bitcoin price. As we navigate the market, we remain committed to cautious investments in securing advanced wafer supply as well as research and development for product performance enhancement. In light of market headwinds, we will continue to focus on generating cash inflows with prudent expense management to ensure operational continuity and position us for future opportunities.”

Second Quarter 2023 Financial Results

Revenues in the second quarter of 2023 were US$73.9 million, as compared to US$55.2 million in the first quarter of 2023 and US$245.9 million in the same period of 2022. Total revenues consisted of US$57.9 million in products revenue, US$15.9 million in mining revenue and US$17 thousand in other revenues.

Products revenue in the second quarter of 2023 was US$57.9 million, compared to US$44.1 million in the first quarter of 2023 and US$238.1 million in the same period of 2022. The increase compared to the first quarter of 2023 was mainly due to a sequential increase in total computing power sold, despite the lower selling price which resulted from overall soft purchasing power from the market demand front. The decrease compared to the second quarter of 2022 was mainly due to the lower selling price which resulted from the declining bitcoin price. AI product revenue was US$0.1 million in the second quarter of 2023, as compared to US$0.4 million in the first quarter of 2023 and US$0.2 million in the same period of 2022.

Mining revenue in the second quarter of 2023 was US$15.9 million, representing an increase of 43.3% from US$11.1 million in the first quarter of 2023 and an increase of 105.1% from US$7.8 million in the same period of 2022. The sequential increase was mainly driven by the bitcoin price recovery and increased bitcoin rewards across the network during the quarter. The year-over-year increase was mainly attributable to the increased computing power energized for mining.

Cost of revenues in the second quarter of 2023 was US$143.9 million, compared to US$102.8 million in the first quarter of 2023 and US$107.6 million in the same period of 2022.

Products costs in the second quarter of 2023 were US$113.3 million, compared to US$75.4 million in the first quarter of 2023 and US$96.0 million in the same period of 2022. The year-over-year and the sequential increase were mainly due to the increase in production cost of the A13 series and more inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued in the second quarter of 2023, which resulted from lower subsequent selling prices. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter was US$45.9 million, compared to US$34.9 million for the first quarter of 2023 and US$0.1 million for the same period of 2022. Products costs consist of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the second quarter of 2023 were US$30.6 million, compared to US$27.3 million in the first quarter of 2023 and US$11.5 million in the same period of 2022. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation and amortization. The depreciation in this quarter for deployed mining machines was US$16.2 million, compared to US$16.3 million in the first quarter of 2023 and US$10.1 million in the same period of 2022. The year-over-year increase was mainly due to the increase in mining capacity.

Gross loss in the second quarter of 2023 was US$70.1 million, compared to a gross loss of US$47.5 million in the first quarter of 2023 and a gross profit of US$138.3 million in the same period of 2022.

Total operating expenses in the second quarter of 2023 were US$49.0 million, compared to US$38.1 million in the first quarter of 2023 and US$45.4 million in the same period of 2022.

Research and development expenses in the second quarter of 2023 were US$17.9 million, compared to US$19.1 million in the first quarter of 2023 and US$15.6 million in the same period of 2022. The sequential decrease was primarily due to the decrease in research and development expenditure in the second quarter of 2023. The year-over-year increase was primarily attributable to an increase of US$2.5 million in staff costs in technology-related departments. Research and development expenses in the second quarter of 2023 also included share-based compensation expenses of US$2.5 million.

Sales and marketing expenses in the second quarter of 2023 were US$2.4 million, compared to US$1.5 million in the first quarter of 2023 and US$3.2 million in the same period of 2022. The sequential increase was mainly due to a US$0.8 million increase in staff costs and share-based compensation expenses. The year-over-year decrease was mainly due to a decrease of US$0.5 million in share-based compensation expenses. Sales and marketing expenses in the second quarter of 2023 also included share-based compensation expenses of US$0.2 million.

General and administrative expenses in the second quarter of 2023 were US$26.4 million, compared to US$17.6 million in the first quarter of 2023 and US$22.1 million in the same period of 2022. The sequential increase was mainly due to US$8.8 million in impairment of property and equipment, an increase of US$1.7 million in professional service fees and an increase of US$0.9 million in staff costs, partially offset by a decrease of US$2.1 million in share-based compensation expenses. The year-over-year increase was mainly due to US$8.8 million in impairment of property and equipment and an increase of US$2.5 million in staff costs, partially offset by US$3.6 million of realized gain on bitcoin sold in the second quarter of 2023 and a decrease of US$4.4 million in share-based compensation expenses. General and administrative expenses in the second quarter of 2023 also included share-based compensation expenses of US$8.3 million.

Impairment on cryptocurrency in the second quarter of 2023 was US$2.4 million, compared to nil in the first quarter of 2023 and US$4.5 million in the same period of 2022.

Loss from operations in the second quarter of 2023 was US$119.1 million, compared to a loss from operations of US$85.7 million in the first quarter of 2023 and an income from operations of US$93.0 million in the same period of 2022.

Non-GAAP loss from operations in the second quarter of 2023 was US$108.0 million, compared to a non-GAAP loss from operations of US$73.1 million in the first quarter of 2023 and a non-GAAP income from operations of US$109.1 million in the same period of 2022. Non-GAAP income (loss) from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign exchange gains, net in the second quarter of 2023 were US$2.6 million, compared with a loss of US$2.6 million in the first quarter of 2023 and a gain of US$17.0 million in the same period of 2022, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi during the second quarter of 2023.

Net loss in the second quarter of 2023 was US$110.7 million, compared to a net loss of US$84.4 million in the first quarter of 2023 and a net income of US$90.1 million in the same period of 2022.

Non-GAAP adjusted net loss in the second quarter of 2023 was US$99.6 million, as compared to a non-GAAP adjusted net loss of US$71.8 million in the first quarter of 2023 and a non-GAAP adjusted net income of US$102.4 million in the same period of 2022. Non-GAAP adjusted net income (loss) excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the second quarter of 2023 was a loss of US$23.5 million, compared with a gain of US$9.2 million in the first quarter of 2023 and a loss of US$25.6 million in the same period of 2022, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the second quarter of 2023 were US$0.65. In comparison, basic and diluted net loss per ADS in the first quarter of 2023 were US$0.51, while basic and diluted net earnings per ADS in the same period of 2022 were US$0.52. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of June 30, 2023, the Company held cryptocurrency assets that primarily comprised 1,125 bitcoins with a total carrying value of US$28.8 million, which consisted of 747 bitcoins owned by the Company and 378 bitcoins received as customer deposits.

As of June 30, 2023, the Company had cash and cash equivalents of US$66.1 million, compared to US$101.6 million as of December 31, 2022.

Accounts receivable, net as of June 30, 2023 was US$10.1 million, compared to nil as of December 31, 2022. Account receivable was mainly due to the installment policy implemented for some major customers who meet certain conditions.

Shares Outstanding

As of June 30, 2023, the Company had a total of 159,861,815 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Kazakhstan Regulatory Changes for Cryptocurrency Mining

In July 2023, the Rules for Licensing of Digital Mining Activities (the “Rules”) became effective in Kazakhstan, requesting that persons engaged in the mining of cryptocurrencies must first obtain a specialized license. Subsequently, the Company decided to temporarily shut down approximately 2.0 Exahash/s of its mining computing power in Kazakhstan to ensure legal compliance, and has been working actively to obtain a Type II license for mining hardware owners since early July.

However, the Company must wait for one of its local partners to obtain its Type I license for mining infrastructure possessors before the Company can complete its license application. This local partner has applied for a license, but its application remains pending. The Company anticipates a continued suspension of its mining operations in Kazakhstan into the third quarter of 2023, resulting in an expected reduction in bitcoin generation.

The Company and its local mining partners are actively pursuing the necessary licenses, while exploring avenues to sustain its collaboration with local miners by adjusting the present cooperation arrangements to align with the local regulations.

Dispute Relating to Joint Mining Activities in the U.S.

On August 3, 2023, Canaan U.S. Inc., an operating subsidiary of the Company ("Canaan US"), participated in a mediation with a partner that provides hosting and management services for cryptocurrency mining machines, after the partner breached the parties' Joint Mining Agreement (the "Agreement") at a U.S.-based mining farm. Per the Agreement, mediation was mandatory before the parties can proceed to arbitration. Canaan US seeks to recover for, among other things: (i) the partner's failure to install 13,000 of Canaan US's cryptocurrency mining machines, of which we have also discovered that a small number were returned damaged; (ii) the partner's failure to refund Canaan US's $1.25 million deposit; (iii) the partner's failure to cause the continued operation of another 13,000 cryptocurrency mining machines that were installed, which have yet to be returned; (iv) the partner's failure to pay Canaan US a substantial amount of the bitcoin profits; (v) the partner, in violation of the agreement, attempted to impose substantial off-contractual operating fees on Canaan US; and (vi) the partner's failure to cause the selection of a mining pool provider satisfactory to Canaan US and to seek Canaan US's consent as to the selection of the mining pool provider. Because no settlement was reached at the mediation, Canaan US intends to file an arbitration demand and proceed to arbitrate the parties’ dispute.

The At-the-Market (“ATM”) Offering

On April 8, 2022, the Company entered into an at-the-market offering agreement (the “ATM Agreement”), providing for a potential at-the-market (“ATM”) equity offering program, with H.C. Wainwright & Co., LLC (“HCW”).

From May 26, 2023, the date the Company reported its financial results for the first quarter of 2023, to August 29, 2023, the Company did not utilize the ATM for fundraising.

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets in the future. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreements and the ATM facility is duly established.

Business Outlook

For the third quarter of 2023, the Company expects total revenues to be approximately US$30 million, considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on August 29, 2023 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Second Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI5f3485f660e14d70a2886332ea9eba6a

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan’s founding team shipped to its customers the world’s first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name, Avalon. In 2018, Canaan released the world’s first RISC-V architecture commercial edge AI chip. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and change in fair value of warrant liability, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	101,551	66,138
Accounts receivable, net	-	10,098
Inventories	211,640	272,139
Prepayments and other current assets	242,523	83,448
Total current assets	555,714	431,823
Non-current assets:
Cryptocurrency	12,531	28,765
Property, equipment and software	85,350	50,485
Right-of-use assets, net	4,250	2,896
Deferred tax assets	21,740	19,959
Other non-current assets	2,504	1,753
Non-current financial investment	2,872	2,768
Total non-current assets	129,247	106,626
Total assets	684,961	538,449
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	16,703	27,335
Contract liabilities	662	8,318
Income tax payable	7,228	3,533
Accrued liabilities and other current liabilities	48,349	69,008
Lease liabilities, current	2,314	1,901
Total current liabilities	75,256	110,095
Non-current liabilities:
Lease liabilities, non-current	1,441	514
Other non-current liabilities	598	1,701
Total liabilities	77,295	112,310
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 and 2,827,121,777 shares issued, 2,496,001,757 and 2,550,564,197 shares outstanding as of December 31, 2022 and June 30, 2023, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 308,136,735 shares as of December 31, 2022 and 276,557,580 shares as of June 30, 2023, respectively)	(57,055)	(57,055)
Additional paid-in capital	492,220	520,088
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(36,913)	(51,273)
Retained earnings (accumulated deficit)	194,522	(513)
Total shareholders’ equity	607,666	426,139
Total liabilities and shareholders’ equity	684,961	538,449

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023
	USD	USD	USD
Revenues
Products revenue	238,122	44,114	57,940
Mining revenue	7,751	11,089	15,896
Other revenues	22	29	17
Total revenues	245,895	55,232	73,853
Cost of revenues	(107,564)	(102,778)	(143,928)
Gross profit (loss)	138,331	(47,546)	(70,075)
Operating expenses:
Research and development expenses	(15,577)	(19,058)	(17,857)
Sales and marketing expenses	(3,174)	(1,485)	(2,437)
General and administrative expenses	(22,133)	(17,577)	(26,369)
Impairment on cryptocurrency	(4,467)	-	(2,363)
Total operating expenses	(45,351)	(38,120)	(49,026)
Income (loss) from operations	92,980	(85,666)	(119,101)
Interest income	309	440	226
Change in fair value of warrant liability	3,861	-	-
Foreign exchange gains (losses), net	17,001	(2,559)	2,574
Other income, net	889	1,078	176
Income (loss) before income tax expenses	115,040	(86,707)	(116,125)
Income tax (expense) benefit	(24,948)	2,341	5,456
Net income (loss)	90,092	(84,366)	(110,669)
Foreign currency translation adjustment, net of nil tax	(25,610)	9,158	(23,518)
Total comprehensive income (loss)	64,482	(75,208)	(134,187)
Weighted average number of shares used in per share calculation:
— Basic	2,584,644,729	2,502,558,388	2,547,999,846
— Diluted	2,585,684,866	2,502,558,388	2,547,999,846
Net earnings (loss) per share (cent per share)
— Basic	3.49	(3.37)	(4.34)
— Diluted	3.48	(3.37)	(4.34)
Share-based compensation expenses were included in:
Cost of revenues	16	66	60
Research and development expenses	2,715	2,324	2,452
Sales and marketing expenses	684	(164)	233
General and administrative expenses	12,742	10,387	8,323

The table below sets forth a reconciliation of net income (loss) to non-GAAP adjusted net income (loss) for the period indicated:

	For the Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023
	USD	USD	USD
Net income (loss)	90,092	(84,366)	(110,669)
Share-based compensation expenses	16,157	12,613	11,068
Change in fair value of warrant liability	(3,861)	-	-
Non-GAAP adjusted net income (loss)	102,388	(71,753)	(99,601)